Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

PROGEN RECEIVES NASDAQ LISTING RULES CLEARANCE ON BOARD STRUCTURE DEFICIENCY

Brisbane, Australia 3 July 2009: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today announced that it had received notification from the Nasdaq that its board structure is now in compliance with Nasdaq listing rules.

On Wednesday, the 22nd of April 2009, the Company announced that it had received a letter from the Nasdaq Stock Market notifying the Company that it no longer met the independent director, audit and compensation committee requirements for continued listing on the Nasdaq Stock Market and requiring that the receipt of the letter be announced.

The company was furthermore informed to provide the Nasdaq, by 4 May 2009, with the Company’s specific plan and timetable to achieve compliance with the rules. Progen complied with this request and submitted a plan to the Nasdaq to become compliant with the relevant listing rules within the time period specified by the Nasdaq.

The board restructure announced by the Company on Wednesday, the 1st of July 2009, has led the Nasdaq Listing Qualifications Group to close the issue.

On the 8th of September 2008, the Company received notice from the Nasdaq Stock Market that the Company’s ordinary shares had fallen below the minimum $US1.00 per share requirement for continued inclusion under Nasdaq Marketplace Rule 4320(e)(2)(E)(ii) (the “Rule”). At the time of this notification, the Company had until the 3rd of March 2009 to regain minimum bid price compliance. This deadline has been extended by the Nasdaq, due to the Nasdaq lifting the minimum bid price requirement for all Nasdaq listed companies as a result of general market conditions, until the 4th of December 2009.

ENDS

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America.

www.progen-pharma.com.

For more information:

Justus Homburg	Paul Dixon
Chief Executive Officer	Company Secretary
+61 7 3842 3333	+61 7 3842 3333

This release may contain forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of muparfostat (PI-88), PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.